UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CKE Restaurants Inc.
(Name of Issuer)
Common Stock, par value of $0.01 per share
(Title of Class of Securities)
12561E105
(CUSIP Number)
Jean-François Joly
Credit Industriel et Commercial
6 avenue de Provence
75009 Paris, France
+33 1 45 96 90 72
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12561E105

1	NAMES OF REPORTING PERSONS Credit Industriel et Commercial

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Nil

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK

CUSIP No.	12561E105
This amendment (“Amendment No. 1”) is being filed by Credit Industriel et Commercial (“CIC”), a French authorized bank, and relates to its beneficial ownership of shares of Common Stock, par value of $0.01 per share (the “Common Stock”), of CKE Restaurants, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal offices are located at 6307 Carpinteria Avenue, Suite A, Carpinteria, California 93013.
This Amendment No. 1 amends the Schedule 13D filed by CIC with the Securities and Exchange Commission on June 11, 2010 (the “Initial Statement”). Except as specifically set forth herein, the Initial Statement remains unmodified. Capitalized terms used herein and otherwise not defined have the meanings assigned to such terms in the Initial Statement.
Item 4. Purpose of Transaction
The response in Item 4 of the Initial Statement is hereby amended and supplemented by adding the following:
On July 13, 2010, CIC disposed of 3,374,480 shares of Common Stock at $12.55 per share to Columbia Lake Acquisition Holding.
Item 5. Interest in Securities of the Issuer
The response in Item 5 of the Initial Statement is hereby amended and supplemented by adding the following:
(a) As of the date of this Amendment No. 1, CIC is not the beneficial owner of any shares of Common Stock of the Issuer.
(b) As of the date of this Amendment No. 1, CIC is not deemed to hold any power to vote and to dispose of any shares of Common Stock of the Issuer as described in (a) above.

CUSIP No.	12561E105
(c) Transactions made by CIC in the Common Stock of the Issuer in the past 60 days from the date of this Amendment No. 1 are below.

	Quantity Acquired	Price Per Share	Manner of
Date of Transaction	(Sold)	(U.S. $)	Acquisition/Disposition
May 13, 2010	10,000	12.41	Purchase
May 17, 2010	544,441	N/A	Borrowed
May 18, 2010	448,000	N/A	Borrowed
May 19, 2010	24,943	12.38	Purchase
May 20, 2010	500,000	12.34	Purchase
May 21, 2010	515,000	N/A	Borrowed
May 25, 2010	10,000	12.21	Purchase
May 27, 2010	46,705	12.31	Purchase
June 1, 2010	288,407	12.33	Purchase
	400,000	12.31
June 2, 2010	181,000	12.31	Purchase
June 3, 2010	60,000	12.40	Purchase
June 4, 2010	116,584	12.39	Purchase
June 7, 2010	100,000	12.41	Purchase
June 9, 2010	129,400	12.40	Purchase
July 13, 2010	3,374,480	12.55	Sale
(d) No person other than CIC is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported in this Amendment No. 1.
(e) As disclosed above, CIC ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer as of July 13, 2010.

CUSIP No.	12561E105
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 19, 2010

CREDIT INDUSTRIEL ET COMMERCIAL
By:	/s/ Jean-François Joly
	Name:	Jean-François Joly
	Title:	Head of Legal and Tax Department